UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-40145

Jowell Global Ltd.

2nd Floor, No. 285 Jiangpu Road

Yangpu District, Shanghai

China 200082

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

First Half 2025 Financial Results

Jowell Global Ltd. (the “Company”, “us”, “our”, or “we”) announced its unaudited first half of 2025 financial results for the six months ended June 30, 2025.

Total Revenues

Total revenues for the first half of 2025 were $76.2 million, representing a decrease of 11.1% from $85.7 million in the same period of 2024. Our weighted average unit price was $2.59 per unit for the first half of 2025, which represented a decrease of 49.9% as compared to $5.16 per unit for the same period of 2024.

Our health and nutritional supplements revenue for the first half of 2025 increased by about $42.2 million, or 245.4%, as compared to the same period of 2024. The increase in health and nutritional supplements revenue was mainly due to the increase in sales of affordable health and nutritional supplements. We have stepped up our promotions on these items in the first half of 2025 and offered more promotional discounts.

Our cosmetic products and household products revenue for the first half of 2025 decreased by about $7.2 million(or 36.4%) and $44.2 million (or 91.3%), respectively, as compared to the same period of 2024. The decrease were mainly due to the adjustment of the Company’s business strategy to cut the sales and marketing of cosmetic and household products with low profits and high promotion costs, and to increase the sales of health and nutritional supplements with higher gross margins and more conducive to promotion, in other words, to reduce the customers discretionary spending items of premium brands and promote their preferred low cost, low price and necessity products.

	First Half Ended June 30%
	2025	2024	change
Revenues (in thousands, except for percentages)	US$	US$	YoY*
Product sales
• Health and nutritional supplements	59,378.3	17,190.7	245.4%
• Cosmetic products	12,572.8	19,768.5	(36.4)%
• Household products	4,195.3	48,438.7	(91.3)%
• Others	7.2	286.4	(97.5)%
Total	76,153.6	85,684.3	(11.1)%

*	YOY—year over year

Total cost and operating expenses were $77.7 million in the first half of 2025, a decrease of 13.3% from $89.6 million in the same period of 2024.

●	Costs of revenues were $69.9 million in the first half of 2025, a decrease of 17.6% from $84.8 million in the same period of 2024, which including a decrease of $43.2 million in household products and $9.3 million in cosmetic products and partially offset by an increase of $36.3 million in health and nutritional supplements.

●	Cost of revenues of health and nutritional supplements for the first half 2025 increased about 213.9% as compared to the same period of 2024. The increase was primarily due to a 245.4% increase in products sales. The increase in products for our health and nutritional supplements is mainly because we developed and sold a lot of affordable health and nutritional supplements products to replace the original high-price health and nutritional supplements products in 2024.

●	The decrease in the cost of cosmetic products and household products was attributable to a decrease in the weighted average unit cost and a decrease in sales volume. The weighted average unit cost of cosmetic products decreased from $2.47 in the first half of 2024 to $1.7 in the first half of 2025, and weighted average unit cost of household products decreased from $8.11 in the first half of 2024 to $1.13 in the first half of 2025, both decreases mainly due to reduced customers discretionary spending on premium brands and their preference to low cost, low price and necessity products during the first half of 2025, as compared to the same period of 2024. The household products sales volume declined the most, with a decrease of 46.9% during the first half of 2025, comparing to the same period of 2024.

●	Fulfillment expenses primarily consist of costs related to expenses paid for order preparing, packaging, outbound freight, and physical storage. Fulfillment expenses were $4.1 million in the first half of 2025, an increase of 391.3% from $0.8 million in the same period of 2024. Fulfillment expenses as a percentage of total revenues were 5.4% in the first half of 2025, up from 1.0% in the first half of 2024. The significant increase in fulfillment costs is attributed to the significant increase in the volume of express delivery of packages to customers.

●	Marketing expenses primarily consist of targeted online advertising, and payroll and related expenses for personnel engaged in marketing and selling activities. Marketing expenses were $2.3 million in the first half of 2025, a decrease of 18.0% from $2.8 million in the same period of 2024. The decrease was primarily due to a decrease in our marketing and promotion activities. Marketing expense as percentage of total revenues was 3.0% in the first half of 2025, down from 3.2% in the same period of 2024.

●	General and administrative expenses mainly consist of payroll, depreciation, office supplies and upkeep. General and administration expenses were $1.4 million in the first half of 2025, an increase of 15.2% from $1.2 million in the same period of 2024. General and administration expenses as percentage of total revenues was 1.8% in the first half of 2025, up from 1.4% in the same period of 2024.

Operating Loss

Operating loss was $1.6 million for the first half of 2025, a decrease of 60.6% compared with the operating loss of $4.0 million in the same period of 2024, which was mainly due to the decrease of marketing expenses and cost of revenues.

Net Loss

Net loss was $1.3 million, a decrease of 66.4% compared with net loss of $3.8 million in the same period of 2024, which was mainly due to the factors mentioned above.

Loss per Share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). Each of the Company’s Preferred Share has voting rights equal to two Ordinary Shares of the Company and each Preferred Share is convertible into one Ordinary Share at any time. Except for voting rights and conversion rights, the Ordinary Shares and the Preferred Shares rank pari passu with one another and have the same rights, preferences, privileges and restrictions. For the first half ended June 30, 2025 and 2024, respectively, the Company had no potential ordinary shares outstanding that could potentially dilute EPS in the future.

Cash and Cash Equivalents

For the first half of 2025, the Company reported a net loss of $1.3 million and operating cash inflow of $4.1 million and an accumulated deficit of approximately $35.3 million. The Company’s principal sources of liquidity are sales revenues. As of June 30, 2025, the Company had cash of approximately $6.5 million, held by its variable interest entity (VIE) Shanghai Juhao Information Technology Co., Ltd. (“Shanghai Juhao”) with banks and financial institutions inside China as the Company conducts its operations primarily through its consolidated VIE in China; the Company’s working capital as of June 30, 2025 was $8.7 million. In addition, the Company’s Form F-3 registration statement was declared effective on August 31, 2022 which was renewed and declared effective in September 2025, and the Company may also seek equity financing from outside investors if necessary.

Based on the latest business plan of the Company, Shanghai Juhao has reduced its promotion efforts and marketing expenditures since the second half of 2023, which reduced the cash used in operating activities. Management believes that the above-mentioned factors, including cash on hand of approximately $6.5 million, will provide sufficient liquidity for the Company to meet its future liquidity and capital requirements for at least the next twelve months.

Exchange Rate

The Company’s financial information is presented in U.S. dollars (“USD”). The functional currency of the Company is the Chinese Yuan, Renminbi (“RMB”), the currency of the PRC. Any transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of operations as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”.

This press release contains translations of certain RMB amounts into U.S. dollars (“USD” or “$”) at specified rates solely for the convenience of the reader. The exchange rates in effect as of June 30, 2025 and December 31, 2024 were RMB 1 for $0.1397 and $0.1391, respectively. The average exchange rates for the six months ended June 30, 2025 and 2024 were RMB 1 for $0.1392 and $0.1407, respectively.

Safe Harbor Statement

This report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Jowell Global Ltd.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2025	2024
	(Unaudited)	(audited)
ASSETS
Current Assets:
Cash	$6,519,805	$2,184,920
Accounts receivable, net	2,960,452	2,043,994
Advance to suppliers	1,509,193	485,282
Advance to suppliers - related parties	-	2,768,600
Inventories	6,775,969	8,341,596
Prepaid expenses and other current assets	1,212,948	1,808,015
Total current assets	18,978,367	17,632,407

Long-term investment	3,668,191	3,726,716
Property and equipment, net	226,549	286,329
Intangible assets, net	1,102,117	511,740
Right of use lease assets, net	2,205,760	2,330,048
Other non-current asset	260,246	882,604
Deferred tax assets	479,475	477,487
Total Assets	$26,920,705	$25,847,331

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$1,829,969	$2,305,743
Accounts payable - related parties	1,863,009	70,258
Contract Liabilities	3,125,615	-
Deferred revenue	652,320	2,332,037
Deferred revenue - related parties	47,287	40,000
Current portion of operating lease liabilities	897,542	702,457
Accrued expenses and other liabilities	684,473	967,405
Due to related parties	1,110,506	925,100
Taxes payable	58,078	71,162
Total current liabilities	10,268,799	7,414,162

Non-current portion of operating lease liabilities	948,520	1,520,059
Total liabilities	11,217,319	8,934,221

Commitments and contingencies

Stockholders’ Equity
Common stock, $0.0016 par value, 450,000,000 shares authorized, 2,170,475 issued and outstanding at June 30, 2025 and December 31, 2024, respectively *	3,473	3,473
Preferred stock, $0.0016 par value, 50,000,000 shares authorized, 46,875 issued and outstanding at June 30, 2025 and December 31, 2024, respectively *	75	75
Additional paid-in capital	52,687,182	52,687,182
Statutory reserves	394,541	394,541
Accumulated deficit	(35,266,860)	(34,003,726)
Accumulated other comprehensive loss	(2,111,880)	(2,167,364)
Total Jowell Global Ltd. Stockholders’ Equity	15,706,531	16,914,181
Noncontrolling interest	(3,145)	(1,071)
Total Stockholders’ Equity	15,703,386	16,913,110

Total Liabilities and Stockholders’ Equity	$26,920,705	$25,847,331

*	On October 25, 2023, the Company consolidated its ordinary shares at the ratio of one-for-sixteen (“Share Consolidation”). Immediately following the Share Consolidation, the Company increased the authorized share capital to $80,000 divided into shares of which (i) 450,000,000 shares are designated as ordinary shares with a nominal or par value of $0.0016 per share, and (ii) 50,000,000 shares are designated as preferred shares with a nominal or par value of $0.0016 per share. All shares and per share data for all the periods presented have been retroactively restated.

Jowell Global Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

	For the Six Months Ended June 30,
	2025	2024
Net Revenues	$76,153,644	$85,684,310

Cost and Operating Expenses:
Cost of revenues	(69,940,280)	(84,831,857)
Fulfillment expenses	(4,121,116)	(838,764)
Marketing expenses	(2,282,923)	(2,784,515)
General and administrative expenses	(1,366,749)	(1,186,747)
Total cost and operating expenses	(77,711,068)	(89,641,883)

Loss From Operations	(1,557,424)	(3,957,573)

Other Income (Expenses), net
Interest expense	(45,552)	(23,997)
Investment loss	(73,778)	(170,352)
Other income (expense), net	411,557	385,341
Other Income (expenses), net	292,227	190,992

Loss Before Income Taxes	(1,265,197)	(3,766,581)

Income Taxes Expense	-	51
Net Loss	(1,265,197)	(3,766,632)

Less: net loss attributable to noncontrolling interest	(2,063)	(37,336)

Net Loss Attributable to Ordinary Shareholders of Jowell Global Ltd.	$(1,263,134)	$(3,729,296)

Loss Per share – Basic and Diluted	$(0.58)	$(1.74)

Weighted Average Shares Outstanding – Basic and diluted*	2,170,475	2,170,475

Net Loss	$(1,265,197)	$(3,766,632)

Other Comprehensive Loss, net of tax
Foreign currency translation income (loss)	55,473	(304,341)
Total Comprehensive Loss	(1,209,724)	(4,070,973)

Less: comprehensive income (loss) attributable to non-controlling interest	1,857	(31,927)

Comprehensive Loss Attributable to Ordinary Shareholders of Jowell Global Ltd.	$(1,211,581)	$(4,039,046)

*	On October 25, 2023, the Company consolidated its ordinary shares at the ratio of one-for-sixteen (“Share Consolidation”). Immediately following the Share Consolidation, the Company increased the authorized share capital to $80,000 divided into shares of which (i) 450,000,000 shares are designated as ordinary shares with a nominal or par value of $0.0016 per share, and (ii) 50,000,000 shares are designated as preferred shares with a nominal or par value of $0.0016 per share. All shares and per share data for all the periods presented have been retroactively restated.

Jowell Global Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited)

	Common Stock*		Preferred Stock*		Additional Paid-in	Statutory	Accumulated	Accumulated Other Comprehensive	Total Jowell Global Ltd. Stockholders’	Noncontrolling	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Reserves	deficit	Income	Equity	interest	Equity
Balance as of January 1, 2024	2,170,475	$3,473	46,875	$75	$52,687,182	$394,541	$(26,039,567)	$(1,843,970)	$25,201,734	$11,585	$25,213,319

Net loss for the period	-	-	-	-	-	-	(3,729,296)	-	(3,729,296)	(37,336)	(3,766,632)
Foreign currency translation loss	-	-	-	-	-	-	-	(309,750)	(309,750)	5,409	(304,341)

Balance as of June 30, 2024	2,170,475	$3,473	46,875	$75	52,687,182	$394,541	$(29,768,863)	$(2,153,720)	$21,162,688	$(20,342)	$21,142,346

Balance as of January 1, 2025	2,170,475	$3,473	46,875	$75	$52,687,182	$394,541	$(34,003,726)	$(2,167,364)	$16,914,181	$(1,071)	$16,913,110

Net loss for the period	-	-	-	-	-	-	(1,263,134)	-	(1,263,134)	(2,063)	(1,265,197)
Foreign currency translation loss	-	-	-	-	-	-	-	55,484	55,484	(11)	55,473

Balance as of June 30, 2025	2,170,475	$3,473	46,875	$75	$52,687,182	$394,541	$(35,266,860)	$(2,111,880)	$15,706,531	$(3,145)	$15,703,386

*	On October 25, 2023, the Company consolidated its ordinary shares at the ratio of one-for-sixteen (“Share Consolidation”). Immediately following the Share Consolidation, the Company increased the authorized share capital to $80,000 divided into shares of which (i) 450,000,000 shares are designated as ordinary shares with a nominal or par value of $0.0016 per share, and (ii) 50,000,000 shares are designated as preferred shares with a nominal or par value of $0.0016 per share. All shares and per share data for all the periods presented have been retroactively restated.

Jowell Global Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended June 30,
	2025	2024
Cash flows from operating activities:
Net loss	$(1,265,197)	$(3,766,632)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	107,081	160,682
Impairment loss from long-term investment	73,778	155,449
Reversal of credit loss	158,198	-
Amortization of operating lease right-of-use assets	133,516	501,604
Property and equipment written off	-	32,910
Changes in operating assets and liabilities:
Accounts receivables	(900,262)	41,845
Accounts receivable - related Parties	-	46,892
Inventories	1,594,715	3,650,270
Advance to suppliers	(1,180,980)	(6,586,006)
Advance to suppliers - related parties	2,770,335	(2,688,537)
Prepaid expenses and other current assets	600,472	301,516
Accounts payables	(481,767)	(953,319)
Accounts payables - related parties	1,786,146	87,183
Deferred revenue	1,438,227	9,418,057
Operating lease liabilities	(384,347)	(488,542)
Taxes payable	(13,333)	(56,558)
Accrued expenses and other liabilities	(303,500)	102,174
Net cash provided by (used in) operating activities	4,133,082	(41,012)

Cash flows from investing activities:
Purchase of intangible assets	-	(2,276)
Purchase of property and equipment	(8,671)	(9,190)
Net cash used in investing activities	(8,671)	(11,466)

Cash flows from financing activities:

Repayment of short-term loans	-	(211,116)
Proceeds from related party loans	182,295	(113,020)
Net cash provided by (used in) financing activities	182,295	(324,136)

Effect of exchange rate changes on cash	28,179	(68,323)

Net increase (decrease) in cash	4,334,885	(444,937)

Cash, beginning of period	2,184,920	1,250,281

Cash, end of period	$6,519,805	$805,344

Supplemental disclosure of cash information:
Cash paid for income tax	$-	$51
Cash paid for interest	$45,552	$23,997

Supplemental disclosure of non-cash information:
Cash paid in prior year for purchase of intangible assets	-	(640,674)
Long-term deferred expenses converted to intangible assets	$(374,317)	$-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Jowell Global Ltd.

Date: December 30, 2025	By:	/s/ Haiting Li
	Name:	Haiting Li
	Title:	Chief Executive Officer